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                            July 31, 2023

       Shaozhang Lin
       Chief Executive Officer
       Youxin Technology Ltd
       Room 802, 803, No. 13 Hai   an Road
       Tianhe District, Guangzhou
       Guangdong Province, People's Republic of China

                                                        Re: Youxin Technology
Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 17,
2023
                                                            CIK No. 0001964946

       Dear Shaozhang Lin:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 29, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. Please revise your discussion about how cash is transferred through your organization to provide
cross-references to the consolidated financial statements.
 Shaozhang Lin
FirstName  LastNameShaozhang Lin
Youxin Technology  Ltd
Comapany
July       NameYouxin Technology Ltd
     31, 2023
July 31,
Page  2 2023 Page 2
FirstName LastName
2. We note your response to prior comment 3. Even though the company conducts its operations in China only, please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. In this regard, we note the company has a subsidiary in Hong Kong. In addition, to the extent material, discuss the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Also consider making conforming changes in your Regulations section on page 86 to address regulations in Hong Kong that may affect your business operations.
Prospectus Summary, page 1

3. Please expand your discussion about the permissions and approvals required to be obtained from Chinese authorities to operate your business to also discuss any permissions and approvals required to be obtained from Chinese authorities to offer securities to foreign investors. If you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you do not need any permissions or approvals to operate your business or offer securities to foreign investors.
Risk Factors
As more of our sales efforts are targeted at larger enterprise clients..., page
18

4. We note your response to prior comment 12. Please file any material agreements as exhibits or tell us why it is not required. Refer to Item 601(b)(10) of Regulation S-K for guidance.
Capitalization, page 51

5. You state that the issuance of Class A shares and Class B shares were effected on April
         11, 2023 and April 21, 2023. However, various places in your financial statements (e.g.,
         "*"footnote reference on the face of financial statements, Note 13 related to Subscription
         Receivable, etc.) appear to indicate that such issuance occurred on April 12, 2023. Please revise the inconsistencies throughout the filing or explain. Management's Discussion and Analysis of Financial Conditions and Results of Operations
Overview, page 53

6. We note your revised disclosures in response to prior comment 13, however, it remains unclear what financial and/or non-financial measures management uses to monitor the retention and acquisition of customers as well as expansion of existing customers. For example, clarify whether you use measures such as churn rate, retention rate, net dollar expansion rate, etc., or specify the measures you do use and revise to include a quantified discussion of such measures. Refer to SEC Release 33-10751.
 Shaozhang Lin
FirstName  LastNameShaozhang Lin
Youxin Technology  Ltd
Comapany
July       NameYouxin Technology Ltd
     31, 2023
July 31,
Page  3 2023 Page 3
FirstName LastName
General

7. Please update your financial statements pursuant to Item 8.A.5 of Form 20-F or explain.
        You may contact Chen Chen, Staff Accountant, at (202) 551-7351 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at
(202) 551-8816 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Anthony Basch